SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

               --------------------------------

                           FORM 11-K

               --------------------------------


(MARK ONE)

X  Annual Report pursuant to Section 15(d) of the Securities
   Exchange Act of 1934 for the fiscal year ended December 31, 1998

   Transition Report pursuant to Section 15(d) of the Securities
   Exchange Act of 1934 for the transition period from ______ to
   ______.


        STRUCTURAL DYNAMICS RESEARCH CORPORATION TAX DEFERRED
                   CAPITAL ACCUMULATION PLAN
                   (Full title of the plan)

            STRUCTURAL DYNAMICS RESEARCH CORPORATION
   (Name of issuer of the securities held pursuant to the plan)

             2000 Eastman Drive, Milford, Ohio 45150
             (Address of principal executive office)



       Structural Dynamics Research Corporation
         Tax Deferred Capital Accumulation Plan

                 Financial Statements and
                   Additional Information
               December 31, 1998 and 1997


                                                             Page

Report of Independent Accountants                             1

Financial Statements:

     Statement  of  Net  Assets Available  for
     Plan Benefits, with Fund Information                   2-3

     Statement of Changes in Net Assets Available
     for Plan Benefits, with Fund Information               4-5

     Notes to Financial Statements                         6-10

Additional Information: *

      Schedule  I  -  Schedule  of  Assets  Held  for
           Investment Purposes                               11

      Schedule   II   -   Schedule   of   Reportable
           Transactions                                      12


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and
  Disclosure under ERISA have been omitted because they are not applicable.




                Report of Independent Accountants

To the Participants and Administrator
of the Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Cincinnati, Ohio
June 4, 1999




Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Statement  of  Net  Assets Available for Plan  Benefits,  with  Fund
   Information
(Amounts in thousands)


                                                                 December 31, 1998

                   Company Equity  Spectrum            Stable  Int'l  New      Small Science   Int'l  Spectrum
                   Stock   Income  Growth   Balanced   Value   Stock  Horizons Cap   &         Bond   Income   Cash Loan
                   Fund    Fund    Fund     Fund       Fund    Fund   Fund     Value Techn.    Fund   Fund     Fund Fund Total
Assets:
Investments, at
 fair value (Note
 2):
Shares of
 Registered
 Investment Co.
  T. Rowe Price** $    --  $18,244* $9,405* $8,351*   $9,694* $2,677  $5,488* $4,050 $7,953*   $458   $2,365   $--  $ -- $68,685

  Securities of
   participating
   employer**      25,260*      --      --      --        --      --      --      --     --      --       --    --    --  25,260

  Cash                 --       --      --      --        --      --      --      --     --      --       --     2    --       2

  Participant
     loans             --       --      --      --        --      --      --      --     --      --       --    --   907     907
                   -------  -------  ------- ------    ------- ------  ------ ------  -----   -----   ------ -----  ---- -------
      Total
      investments  25,260   18,244   9,405   8,351     9,694   2,677   5,488   4,050  7,953     458    2,365     2   907  94,854
                   -------  -------  ------- ------    ------- ------  ------ ------  -----   -----   ------ -----  ---- -------

Receivables:

  Employer
   contributions      666       --      --      --        --      --      --      --     --      --       --    --    --     666

  Participant
   contributions       73      143      87      78        59      43      79      76    115      10       28    --    --     791
                   -------  -------  ------- ------    ------- ------  ------  ------  -----   -----  ------ -----  ---- -------
      Total
      receivables     739      143      87      78        59      43      79      76    115      10       28    --    --   1,457
                      -------  ------- -------  ------    ------- ------  ------  ------  -----   -----  ------ -----  ---- -------

Assets available
for plan benefits $25,999  $18,387  $9,492  $8,429    $9,753  $2,720  $5,567  $4,126 $8,068    $468   $2,393   $ 2  $907 $96,311
                   =======  ======= ======= =======   ======== ====== =======  ====== ======   =====  ====== ===== ===== =======

The accompanying notes are an integral part of these financial statements.

*  Denotes individual investments that represent 5% or more
of net assets available for benefits.
**   Denotes parties-in-interest.




Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Statement  of  Net  Assets Available for Plan  Benefits,  with  Fund
 Information (continued)
(Amounts in thousands)



                                                                   December 31, 1997
                   Company Equity  Spectrum            Stable  Int'l  New      Small Science   Int'l  Spectrum
                   Stock   Income  Growth   Balanced   Value   Stock  Horizons Cap   &         Bond   Income   Cash Loan
                   Fund    Fund    Fund     Fund       Fund    Fund   Fund     Value Techn.    Fund   Fund     Fund Fund Total
Assets:
Investments, at
 fair value (Note
 2):
Shares of
 Registered
 Investment Co.
  T. Rowe Price** $    --  $15,761* $7,726* $6,585*   $7,315* $1,873  $5,309* $4,061 $4,970*   $327   $1,590   $--  $ -- $55,517

  Securities of
   participating
   employer**      22,056*      --      --      --        --      --      --      --     --      --       --    --    --  22,056

  Cash                 --       --      --      --        --      --      --      --     --      --       --     2    --       2

  Participant
     loans             --       --      --      --        --      --      --      --     --      --       --    --   962     962
                   -------  -------  ------- ------    ------- ------  ------ ------  -----   -----   ------ -----  ---- -------
      Total
      investments  22,056   15,761   7,726   6,585     7,315   1,873   5,309   4,061  4,970     327    1,590     2   962  78,537
                   -------  -------  ------- ------   ------- ------  ------  ------  -----   -----    ----- -----  ---- -------

Receivables:

  Employer
   contributions      577       --      --      --        --      --      --      --     --      --       --    --    --     577

  Participant
   contributions       73      125      80      67        55      42      74      68     98      10       22    --    --     714
                   -------  -------  ------- ------    ------ ------  ------  ------  -----   -----   ------ -----  ---- -------
      Total
      receivables     650      125      80      67        55      42      74      68     98      10       22    --    --   1,291
                      -------  -------  ------- ------    ------ ------  ------  ------  -----   -----   ------ -----  ---- -------

Assets available
for plan benefits $22,706  $15,886  $7,806  $6,652    $7,370  $1,915  $5,383  $4,129 $5,068    $337   $1,612   $ 2  $962 $79,828
                   =======  ======= ======== ======   ======= ======  ======  ====== ======    ====   ====== ===== ===== =======

   The accompanying notes are an integral part of these financial statements.

* Denotes individual investments that represent 5% or more of net assets available for benefits.
** Denotes parties-in-interest.


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Changes in Net Assets Available For Plan Benefits, with Fund Information
(Amounts in thousands)


                                                         December 31, 1998

                                                                           Small
                 Company Equity  Spectrum         Stable  Int'l.  New      Cap    Science   Int'l  Spectrum
                 Stock   Income  Growth  Balanced Value   Stock   Horizons Value  & Techn.  Bond   Income  Cash  Loan
                 Fund    Fund     Fund    Fund     Fund    Fund   Fund     Fund   Fund      Fund   Fund    Fund  Fund   Total
Beginning
 Balance
 01/01/98         $22,706 $15,886  $7,806  $6,652  $7,370 $1,915  $5,383   $4,129 $5,068     $337   $1,612 $ 2   $962  $79,828

Additions:

 Investment Income:

 Net (depreciation)
  appreciation
  in fair value of
  investments         306     128     279     865      --    230      43     (866) 2,106       36      (34) --     --    3,093
 Interest              --      --      --      --      --     --      --       --     --       --       --  --     76       76
 Dividends             --   1,378     803     241     516     91     283      287    201       20      162  --     --    3,982
                    ------  ------   ----   ------   ----   ----   -----     ----  -----     ----     ---- ----  ----   ------

                      306   1,506   1,082   1,106     516    321     326     (579) 2,307       56      128  --     76    7,151
                    ------  ------   ----   ------   ----   ----   -----     ----  -----     ----      --- ----  ----   ------
 Contributions:

  Participant         835   1,611   1,005     816     641    469     917      909  1,324      125      312  --     --    8,964
  Employer          3,574      --      --      --      --     --      --       --     --       --       --  --     --    3,574
  Rollovers            65    (237)    108      87     (15)    42      69       81    104        2       29  --    (79)     256
                  --------  ------  -----   ------  -----   ----   -----     ----  -----     ----     ---- ----   ----   -----
                    4,474   1,374   1,113     903     626    511     986      990  1,428      127      341  --    (79)  12,794
                  --------  ------  -----   ------  -----   ----   -----     ----  -----     ----     ---- ----   ----  ------
Net Additions       4,780   2,880   2,195   2,009   1,142    832   1,312      411  3,735      183      469  --     (3)  19,945
                  --------  ------  -----   ------  ------  ----   -----     ----  -----     ----     ---- ----   ----  ------
Deductions:

 Benefits paid to
  participants       (438)   (760)   (584)   (321)   (336)  (133)   (326)    (186)  (302)     (31)     (45) --     --   (3,462)
 Transfers         (1,049)    381      75      89   1,577    106    (802)    (228)  (433)     (21)     357  --    (52)      --
                   -------   -----   -----   -----  ------  ----   -----     ----   -----    -----    ---- ----   ----  ------
Net Deductions     (1,487)   (379)   (509)   (232)  1,241    (27) (1,128)    (414)  (735)     (52)     312  --    (52)  (3,462)
                   -------   -----   -----   -----  ------  ----   -----     ----   -----    -----    ---- ----   ----  ------
Net (decrease)
 increase           3,293   2,501   1,686   1,777   2,383    805     184       (3) 3,000      131      781  --    (55)  16,483
                   -------  ------   -----  ------  -----   ----   -----     ----  ------    -----     ---- ---   ----  ------
Net assets available
 for benefits:

Ending Balance
 12/31/98         $25,999 $18,387  $9,492  $8,429  $9,753 $2,720  $5,567   $4,126 $8,068     $468   $2,393 $ 2   $907  $96,311
                   =======  ======  ====== ======  ====== ======  ======   ====== =======     ====   =====  ===  ====  =======

   The accompanying notes are an integral part of these financial statements.


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Changes in Net Assets Available For Plan Benefits, with Fund Information (continued)
(Amounts in thousands)


                                                      December 31, 1997

                                                                           Small
                 Company Equity  Spectrum         Stable  Int'l.  New      Cap    Science   Int'l  Spectrum
                 Stock   Income  Growth  Balanced Value   Stock   Horizons Value  & Techn.  Bond   Income  Cash  Loan
                 Fund    Fund     Fund    Fund     Fund    Fund   Fund     Fund   Fund      Fund   Fund    Fund  Fund   Total
Beginning
 Balance
 01/01/97         $18,793 $ 9,482  $5,914  $5,033  $7,367 $1,188  $3,354   $2,225 $3,792     $215   $ 825  $ 20  $722 $58,930

Additions:

 Investment Income:

 Net (depreciation)
  appreciation
  in fair value of
  investments       2,770   1,648     293     741      --   (104)    355      529   (409)     (21)     47    --    --   5,849
 Interest              --      --      --      --      --     --      --       --     --       --      --    --    71      71
 Dividends             --   1,486     783     243     453    100     129      255    470       15      94    --    --   4,028
                    ------  -----   -----    -----   ----   ----   -----     ----   ----     ----    ----  ----  ----   ------
                    2,770   3,134   1,076     984     453     (4)    484      784     61       (6)    141    --    71   9,948
                    ------  -----   -----    -----   ----   ----   -----     ----   ----     ----    ----  ----  ----   -----
 Contributions:

  Participant         783   1,160     848     663     634    370     791      581  1,020      103     226    --    --   7,179
  Employer          1,921      --      --      --      --     --      --       --     --       --      --    --    --   1,921
  Rollovers            38   2,096     208     373     364    322   1,067      242    122        7     334    --    42   5,215
                 --------   -----   -----   ------  -----   ----   -----     ----   ----     ----    ----  ----  ----   -----
                    2,742   3,256   1,056   1,036     998    692   1,858      823  1,142      110     560    --    42  14,315
                  --------  -----   -----   ------  -----   ----   -----     ----   ----     ----    ----  ----  ----  ------
Net Additions       5,512   6,390   2,132   2,020   1,451    688   2,342    1,607  1,203      104     701    --   113  24,263
                  --------  -----   -----   ------  -----   ----   -----     ----  -----     ----    ----  ----  ----  ------
Deductions:

 Benefits paid to
  participants       (757)   (557)   (302)   (256)   (763)   (93)   (165)    (235)  (172)      (4)    (61)   --    --  (3,365)
 Transfers           (842)    571      62    (145)   (685)   132    (148)     532    245       22     147   (18)  127      --
                   -------   -----  -----   -----    ----   ----   -----     ----  -----     ----   -----   ----  ----  -----
Net Deductions     (1,599)     14    (240)   (401) (1,448)    39    (313)     297     73       18      86   (18)  127  (3,365)
                   -------   -----  -----   -----    ----   ----   -----     ----  -----     ----   -----   ----  ---- ------
Net (decrease)
 increase           3,913   6,404   1,892   1,619       3    727   2,029    1,904  1,276      122     787   (18)  240  20,898
                   ------   -----   -----   -----    ----   ----   -----     ----  -----     ----   -----   ----  ---- ------
Net assets available
 for benefits:

Ending Balance
 12/31/97         $22,706 $15,886  $7,806  $6,652  $7,370 $1,915  $5,383   $4,129 $5,068     $337  $1,612   $ 2  $962 $79,828
                   ======  ======  ======  ======  ====== ======  ======   ====== ======     ====   =====    ===  ===  ======

   The accompanying notes are an integral part of these financial statements.





Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Notes to Financial Statements
(Amounts in Thousands)

(1)  Description of Plan

The following description of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  a)   General

The Plan is a defined contribution plan covering all salaried employees of the domestic divisions of Structural Dynamics
Research Corporation (the Company).   It is subject to the
provisions of the Employee Retirement Income Security Act of
1974 (ERISA).

  b)   Contributions

A participant may make contributions to the Plan by authorizing a reduction of their compensation (before-tax contribution) of at least 1% up to a maximum of 15%. The Company will reduce the participant's compensation by the authorized percentage, subject to limits specified by the Plan. A participant may also make voluntary contributions to the plan of rollover amounts from other benefit plans. The Company may provide a matching contribution equal to 50% of the participant's contribution (excluding rollovers) up to 6% of the participant's compensation. Quarterly, the Board of Directors vote on the Company's matching contribution amount, if any. The Company's matching contribution, if any, may take the form of either Company Common Stock or cash in which participants, other than officers, can redirect the Company's accumulated matching contribution into other investment options offered under the Plan.

The Company may elect to make additional discretionary contributions. Such contributions shall be allocated to the account of each participant in an amount equal to the ratio of the employee's annual salary to the total annual salaries paid to
all participants.   Participants other than officers, can
redirect the Company's discretionary contributions into other investment options offered under the Plan. In 1998 and 1997, no discretionary contributions were made.

c)   Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of the Plan earnings and Company's contribution, if any. Earnings of each investment fund are allocated among the accounts of all participants in each fund in the ratio each participant's account bears to the total account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

d)   Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. One hundred percent vesting in the Company contributions occurs after three years of continuous service. Forfeitures of Company contributions by participants when they terminate before becoming vested are used to reduce future Company contributions. At December 31, 1998 and 1997, forfeited nonvested accounts totaled $145 and $36, respectively. During 1998 and 1997, employer contributions were not reduced from forfeited nonvested accounts.

e)   Investment Options

The participants direct employee and employer contributions in any of the following funds:

-  Company Stock Fund
   Invests in the Company's Common Stock.
-  Equity Income Fund
   Portfolio of the common stocks of major corporations and cash reserves.
-  Balanced Fund
   Portfolio of U.S. Government securities, the common stocks of major corporations and cash reserves.
-  Stable Value Fund
   Portfolio of investment contracts issued by insurance companies and banks.
-  International Stock Fund
   Portfolio of common stocks of major foreign companies.
-  New Horizons Fund
   Portfolio of common stocks of growing companies.
-  Small Cap Value Fund
   Portfolio of common stocks of undervalued small companies.
-  Science and Technology Fund
   Portfolio of common stocks of companies in the computer, electronics, biotechnology and chemical industries.
-  International Bond Fund
   Portfolio of government and corporate bonds issued overseas.
-  Spectrum Income Fund
   Portfolio of mutual funds including domestic and international bond funds, money funds and income-oriented stock funds.
-  Spectrum Growth Fund
   Portfolio of mutual funds including domestic and international stock funds.

  f)   Payment of Benefits

Participants' accounts are distributable upon termination of
employment.   Participants may also make withdrawals in the case
of financial hardship (as determined by the Plan Administrator).

Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan were approximately $0 and $97 at December 31, 1998 and 1997, respectively, and have been included as a component of assets available for plan benefits. The Plan is required to file a Form 5500 with the Internal Revenue Service which reflects benefits payable as a liability and, accordingly, a deduction from assets available for plan benefits.

g)   Loans

The Plan allows participants to borrow a minimum of $1 up to a maximum equal to the lesser of $50 or 50% of their interest in all funds other than the Company Stock Fund, within certain
limitations and upon approval by the Plan Administrator.   Loan
transactions are treated as a transfer to (from) the investment
options of the Plan from (to) the Loan Fund.   Loan terms range
from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 2% above the prime rate on the first day of the month preceding the effective date of the loan. The interest rate is fixed for the entire repayment period. Principal and interest is paid ratably through monthly payroll deductions.

h)   Trust Agreement

The trustee of the plan is T. Rowe Price Trust Company (T. Rowe).
T. Rowe invests and holds all contributions made by the Plan
Administrator and allocates the amounts among the funds as directed by the individual participants.


(2)  Summary of Significant Accounting Policies

  a)   Basis of Presentation

 The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

  b)   Use of Estimates

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  c)   Investments and Income Recognition

  Money market accounts are valued at cost which approximates fair value. All other investments are recorded at fair value based on quotations obtained from national securities exchanges as of the end of the year. Participant loans are recorded at the unpaid principal balances of the individual loans.

  Purchases and sales of investments are recorded on the trade
  date.   Gains and losses on the sale of investments are
  calculated on the specific identification method.  Interest
  income is recorded on the accrual basis.   Dividends are recorded
  on the ex-dividend date.

  d)   Contributions

  Employee contributions are recorded in the period in which the Company makes payroll deductions from the Plan participants' earnings.

  e)   Expenses

  Certain administrative fees of the Plan are paid by the Company. Investment expenses are paid by the Plan and are deducted from investment income.

  f)   Payment of Benefits

  Benefits are recorded when paid.

  g)   Reclassifications

  Certain amounts in the 1997 financial statements have been reclassified to conform with the 1998 presentation.


(3)  Benefit Obligations

  Benefit obligations for persons who have withdrawn from participation in the Plan are as follows:


                                        December 31,
                               1998              1997

Company Stock Fund            $     -        $   1
Equity Income Fund                  -           22
Balanced Fund                       -            -
Stable Value Fund                   -            -
International Stock Fund            -           18
New Horizons Fund                   -           19
Small Cap Value Fund                -            -
Science & Technology Fund           -           18
International Bond Fund             -            -
Spectrum Income Fund                -           19
Spectrum Growth Fund                -            -
                              --------      --------
                              $     -        $  97
                              ========      ========

  These amounts are reflected as liabilities in the Plan's Form
  5500.


  (4)  Investments

  During 1998 and 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $3,093 and $5,849, respectively, as follows:

                                          December 31,
                                       1998         1997

Securities of participating employer $   306      $ 2,770
Mutual funds                           2,787        3,079
                                      -------      ------
                                     $ 3,093      $ 5,849
                                      =======      =======
(5)  Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of
  ERISA.   In the event of Plan termination, participants will
  become 100% vested in their accounts and the funds will be distributed or held until the time the member would otherwise have received their interest in the Plan.


(6)  Tax Status

  The Plan obtained its latest determination letter on June 3, 1996, in which the Internal Revenue Service advised the Company that the Plan, including the amendments adopted on December 31, 1993 and October 1, 1995, was in compliance with the applicable requirements of the Internal Revenue Code and its underlying trust is tax exempt as of the financial statement date.

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Additional Information
Schedule of Assets Held for Investment Purposes - Form 5500 Line
Item 27(a)      Schedule I


                            Description
                            of Investment                  Cost         Fair Value
* SDRC Common stock                1,270,959 shares   $ 18,438,875  $ 25,260,304

* T. Rowe Price:
   Equity Income Fund               693,154 shares      15,915,695    18,243,810
   Spectrum Growth Fund             571,714 shares       8,596,313     9,404,694
   Balanced Fund                    449,206 shares       6,564,459     8,350,738
   Stable Value Fund              9,694,048 shares       9,694,048     9,694,048
   International Stock Fund         178,600 shares       2,519,817     2,677,220
   New Horizons Fund                235,140 shares       5,184,068     5,488,179
   Small Cap Value Fund             213,510 shares       4,340,762     4,050,293
   Science and Technology Fund      211,124 shares       6,349,476     7,953,045
   International Bond Fund           43,754 shares         435,964       457,667
   Spectrum Income Fund             205,643 shares       2,356,886     2,364,898

   Cash Fund                              - shares           1,793         1,793

  Participants' Loans         Rate of prime plus 2%              -       907,212
                                                                      ----------
                Total                                               $ 94,853,901
                                                                      ==========

*  Denotes parties-in-interest.




Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Additional Information
Schedule of Reportable Transactions - Form 5500 Line 27(d)                          Schedule II

                                                                                             Current
Identity of       Description   Number of                                       Cost of      value on
Party involved   of investment  transactions      Purchase price  Selling price asset sold   transaction date  Net gain/(loss)

T. Rowe Price

   Company Stock        Stock   101                8,293,183                                  8,293,183
   Fund                  Fund   118                                5,365,722    3,821,409     5,365,722         1,544,313

   Stable Value        Mutual   123                5,889,153                                  5,889,153
   Fund                  Fund    86                                3,510,130    3,510,130     3,510,130                 -

   Science and         Mutual    83                2,688,588                                  2,688,588
   Technology            Fund   111                                1,811,431     1,811,943    1,811,431              (512)
   Fund

   Equity Income       Mutual    96                4,897,140                                  4,897,140
   Fund                  Fund   107                                2,541,885     2,302,320    2,541,885           239,565

   Spectrum            Mutual    75                2,810,078                                  2,810,078
   Growth                Fund    97                                1,409,883     1,312,909    1,490,883           177,994
   Fund



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.

STRUCTURAL DYNAMICS RESEARCH CORPORATION
TAX DEFERRED CAPITAL ACCUMULATION PLAN



By: /s/ William A. Schwartz        Date:  6/22/99
    William A. Schwartz
    Vice President - Human Resources

By: /s/ Jeffrey J. Vorholt         Date:  6/20/99
    Jeffrey J. Vorholt
    Vice President, Chief Financial Officer and Treasurer



               CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on S-8 (No. 33-22136) of Structural Dynamics Research Corporation of our report dated June 4, 1999 appearing on page 1 of the Annual Report of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan on Form 11-K for the year ended December 31, 1998.


/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP
Cincinnati, Ohio
June 28, 1999